Exhibit 99.4

AMENDMENT NO. 3 TO THE 2023 EQUITY INCENTIVE PLAN

1.	Section 4.1, Section 4.3 and Section 4.4 of the EzFill Holdings, Inc. 2023 Equity Incentive Plan (the “Plan”) of EzFill Holdings, Inc. (the “Company”) are amended to state as follows:

4. Shares Subject to the Plan.

4.1 Subject to adjustment in accordance with Section 14 (Adjustments Upon Changes in Stock), no more than 22,250,000 shares of Common Stock shall be available for the grant of Awards under the Plan (the “Total Share Reserve”). During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

4.3 Subject to adjustment in accordance with Section 14, no more than 22,250,000 shares of Common Stock may be issued in the aggregate pursuant to the exercise of Incentive Stock Options (the “ISO Limit”).

4.4 The maximum number of shares of Common Stock subject to Awards granted during a single Fiscal Year to any Non-Employee Director, together with any cash fees paid to such Non-Employee Director during the Fiscal Year shall not exceed a total value of $500,000 (calculating the value of any Awards based on the grant date fair value for financial reporting purposes).

2.	Any references to “EzFill, Holdings, Inc.” in the Plan are amended to read as “NextNRG, Inc.” in all events.

3.	All other provisions of the Plan remain in full force and effect.